Hypo Real Estate
GROUP

PROCESSED
AUG 0 6 2008
THOMSON REUTERS

RECEIVED
2008 AUG -4 A 7:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08004106


Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com


**Rule 12g3-2(b) File No.**
**82-34748**

Date 30 July 2008

**Hypo Real Estate Holding AG**
**Rule 12g3-2(b) File No. 82-34748**

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

Stefanie Weyrich

Enclosures

| | |
|---|---|
| 22 July 2008 | Press release: DEPFA Deutsche Pfandbriefbank AG issued € 2 billion public sector Pfandbrief – Second successful benchmark issue in 2008 |
| 28 July 2008 | DEPFA announces the successful signing of a € 1 billion public finance loan with the Spanish state-owned airport company AENA |
| 30 July 2008 | Disclosure pursuant to section 26 of the German Securities Trading Act – Orbis Global Equity Fund Limited |

DEPFA BANK

DEPFA Deutsche Pfandbriefbank AG

A member of Hypo Real Estate Group

**Press release**

**DEPFA Deutsche Pfandbriefbank AG issued € 2 billion public sector Pfandbrief – Second successful benchmark issue in 2008**

**Dublin/Eschborn, 22 July 2008:** DEPFA Deutsche Pfandbriefbank, a member of Hypo Real Estate Group, today issued a € 2 billion public sector Pfandbrief. The two-year Euro benchmark issue is due 15th June 2010. The pricing of mid swaps +1bp equated to a spread of +71.6 bps vs. the June 2010 Schatz which allowed for a coupon of 5.25% at a re-offer price of 99.946%.

The bond is rated Aaa/AAA/AAA. It was placed by a syndicate comprising Barclays Capital, Dresdner Kleinwort, Unicredit Group (HVB) and Merrill Lynch as lead managers and a group of 12 co-leads, including DEPFA's benchmark dealer group.

The quality of the order book was very high. This is reflected in the breakdown of accounts, with Official Institutions representing 38% of the allocations. 46% of the issue was placed in Germany, followed by Eastern Europe 16% and Asia 14%, reflecting the high regard for DEPFA's public sector Pfandbriefe among the core German investor base as well as real money accounts across Europe and Asia.

The transaction represents DEPFA's second Euro benchmark this year and follows a five-year € 2 billion offering priced for DEPFA Deutsche Pfandbriefbank in February 2008.

**Bo Heide-Ottosen, Member of the Board of Hypo Real Estate Holding AG and responsible for public sector funding activities comments:** "The high quality and the widespread distribution reflect the strong recognition that DEPFA Deutsche Pfandbriefbank enjoys in the market. It also shows investors' continued support for the Public Sector covered bond product."

**Julia Hoggett, Head of Long-Term Funding and Debt Investor Relations adds:** "The demand for this transaction was very strong. Books were opened at 8am London time / 9am Frankfurt time and within the first 10 minutes of book-building the order volume exceeded € 1 billion. Given the volatility the market has experienced over the last year, we are extremely pleased with the quality of the order book, the volume of demand for the DEPFA name and therefore the speed of execution that this allowed"

Coupon: 5.25%
Maturity: 15th June 2010
Value Date: 29th July 2008
WKN: DE000A0S8X55

| Geographic Breakdown | |
|---|---|
| Asia | 14% |
| Austria | 4% |
| Eastern Europe | 16% |
| France | 2% |
| Germany | 46% |
| Italy | 3% |
| Nordic | 2% |
| UK/ Irl | 10% |
| BeNeLux/ Swiss | 3% |

| Investor Type Breakdown | |
|---|---|
| Asset Manager | 14% |
| Bank | 45% |
| Official Institutions | 38% |
| Insurance | 1% |
| Other | 2% |

**Press Contact**
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail: oliver.gruss@hyporealestate.com

## Press release

**DEPFA announces the successful signing of a € 1 billion public finance loan with the Spanish state-owned airport company AENA**

**Madrid/Dublin/Munich, 28 July 2008** - DEPFA Bank plc (DEPFA), a member of Hypo Real Estate Group, announces the successful signing of a € 1 billion public finance loan with AENA, the Spanish state-owned airport company, which is by its own account the biggest airports group in the world by passenger traffic. The facility will be used to finance investments such as the expansion of Barcelona, Alicante and Malaga airports. Signing took place on 2 July 2008. The client has up to two years to fully draw down the facility.

**Commenting Paul Leatherdale, CEO DEPFA, said:** "We are proud to be further developing our relationship with AENA. DEPFA is committed to providing value to our high quality public sector clients such as AENA with competitive finance for their long-term financing needs."

**Commenting Miquel Angel Avila, CFO AENA, said:** "The facility will support our investment plan. Alongside the European Investment Bank (EIB) and the Instituto de Crédito Oficial (ICO), DEPFA is a major financial provider for AENA".

**About AENA**

**Aeropuertos Españoles y Navegacion Aerea (AENA)** is a state-owned enterprise supervised by the Ministry for Development (Ministerio de Fomento). It is the largest airports group in the world by passenger traffic. The company manages 74 airports in Europe and America and its traffic totals 241 million passengers per year.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

## About DEPFA

**DEPFA BANK plc** (Dublin) and DEPFA Deutsche Pfandbriefbank AG (Eschborn) are leading providers of public sector and infrastructure financing in Germany as well as on an international scale. The banks are a partner for a broad range of public sector entities, public sector companies and private companies as part of public private partnership arrangements. DEPFA caters to customers globally through 25 offices in the Americas, Europe and Asia. Since October 2007 DEPFA and DEPFA Deutsche Pfandbriefbank are part of Hypo Real Estate Group. For more details see www.hyporealestate.com.

**Press contact:**
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

**Shareholding Disclosures**

**30.07.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Orbis Global Equity Fund Limited**

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

On July 29, 2008 , Orbis Global Equity Fund Limited, Hamilton HM 11, Bermuda has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on Hypo Real Estate Holding AG, München, Deutschland, ISIN: DE0008027707, WKN: 802770, have exceeded the 3% limit of the Voting Rights on July 29, 2008 and now amount to 3.02% (this corresponds to 6076691 Voting Rights).

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING AG

END